UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. __)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)                                                ☐
Securities Act Rule 802 (Exchange Offer)                                                ☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)                            ☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)                        ☐
Exchange Act Rule 14e-2(d) (Subject Company Response)          ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Top REIT Toshi Hojin
(Name of Subject Company)

Top REIT, Inc.
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

Nomura Real Estate Master Fund, Inc.
(Name of Person(s) Furnishing Form)

Investment Unit
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Junichi Sahara
Executive Officer
Top REIT, Inc.
1-3-7, Yaesu, Chuo-ku, Tokyo 103-0028, Japan
(Telephone +81-3-3243-2181)
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) See Exhibit Index.

(b) Not applicable.

Item 2. Informational Legends

Included in the documents attached hereto as Exhibit 1 and Exhibit 2.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) Form F-X filed concurrently with the Commission on May 27, 2016.

(2) Not applicable.

2

Exhibit Index

Exhibit Number	Description
1	Notice Concerning Execution of Merger Agreement by and between Nomura Real Estate Master Fund, Inc. and Top REIT, Inc.

2	Notice Concerning Forecasts of Financial Results for the Fiscal Period Ending February 28, 2017 following the Merger between Nomura Real Estate Master Fund, Inc., and Top REIT, Inc.

3

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Satoshi Yanagita
(Signature)

Satoshi Yanagita
Executive Director
Nomura Real Estate Master Fund, Inc.
(Name and Title)

May 27, 2016
(Date)

4

EXHIBIT 1

Notice Concerning Execution of Merger Agreement
by and between Nomura Real Estate Master Fund, Inc. and Top REIT, Inc.

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign investment corporation. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign investment corporation or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign investment corporation and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

[For Translation Purposes Only]

May 26, 2016

For Immediate Release
To Whom It May Concern

 Issuer of Real Estate Investment Trust Securities:
Nomura Real Estate Master Fund, Inc.
5-1, Nishi-Shinjuku 8-chome, Shinjuku-ku, Tokyo
Securities Code: 3462
Satoshi Yanagita, Executive Director

Asset Management Company:
Nomura Real Estate Asset Management Co., Ltd.
Norio Ambe, President & Chief Executive Officer
Inquiries:
Ken Okada
Director and Managing Executive Officer
TEL. +81-(0)3-3365-8767

   Issuer of Real Estate Investment Trust Securities:
Top REIT, Inc.
3-7, Yaesu 1-chome, Chuo-ku, Tokyo
Securities Code: 8982
Junichi Sahara, Executive Officer

Asset Management Company:
Top REIT Asset Management Co., Ltd.
Tatsuya Chiba, President and Representative Director
Inquiries:
Mitsuru Akashi
Director, General Manager Financial Division
TEL. +81-(0)3-3243-2181

Notice Concerning Execution of Merger Agreement
by and between Nomura Real Estate Master Fund, Inc. and Top REIT, Inc.

Nomura Real Estate Master Fund, Inc. (“NMF”) and Top REIT, Inc. (“TOP”; and collectively with NMF referred to as the “Investment Corporations” hereinafter) announce that they have respectively resolved at their respective board of directors meetings held today to implement an absorption-type merger as mentioned below, with NMF as the surviving corporation and TOP as the absorbed corporation (the “Merger”) with the effective date being September 1, 2016, and that the Investment Corporations have entered into a merger agreement (the “Merger Agreement”) dated today.

1. Purpose of Merger

The Japanese economy has continued on its gentle recovery, although there are trends of companies and households being cautious in their economic activities backed by the deceleration of the global economy and other factors.  Though there is a possibility that negative factors may worsen, movement towards an economic improvement has continued in 2016 through various measures such as the Bank of Japan’s additional monetary easing measures.  Furthermore, the Japanese economy is expected to head towards positive cycles in the medium to long term backed by, among other factors, the progression of Abenomics.

Under such an environment, the J-REIT market has been experiencing inflows of both domestic and foreign investment capital due to expectations for recovery of the Japanese economy and the real estate market.  Supported by such favorable funding environment, there are continuous active property acquisitions accompanying new listings of J-REITs and public offering by existing J-REITs.  In addition, the Investment Corporations are facing changes in the business environment, such as intensified acquisition competition caused by emerging players in the real estate market, polarization of size among J-REITs, and diversification of investment asset types of J-REITs, and a partial movement toward reorganization can also be seen.

NMF was established as a top class diversified type REIT in the J-REIT market on October 1, 2015 through a consolidation-type merger between the former Nomura Real Estate Master Fund, Inc., Nomura Real Estate Office Fund, Inc. and Nomura Real Estate Residential Fund, Inc. (the “Previous Merger”) and commenced its management of a portfolio of 257 properties with a total acquisition price of approximately JPY 784.9 billion, based on the following concepts:
i)	Pursue sustainable growth by transforming from “Specialized type J-REIT” to “Diversified type J-REIT”
ii)	Strengthen stability and enhance growth strategy through the benefits of a large scale REIT
iii)	Accelerating mutual growth with Nomura Real Estate Group by establishing “Leasing Business Value Chain”

NMF adopts a basic policy of conducting management pursuing “securing stable medium- to long-term income” and “delivering steady portfolio growth,” and aims for the growth of unitholders’ value through the above concepts of the Previous Merger; “Diversified Type Strategy,” “Large-Scale REIT Strategy” and “Utilization of Leasing Business Value Chain.”
Further, NMF draws up its “Mid- to Long-term Management Strategy” in order to embody the three basic strategies above and makes effort to realize steady growth based on its mid- to long- term prospects.  In the Mid- to Long-term Management Strategy, the initial 10 years are divided into 3 phases (Quality phase, Growth phase and Master phase) and specific focused measures and targets are established with respect to each phase.  The initial 3-to-5 years are positioned as the Quality phase and NMF is promoting growth toward an asset scale of 1 trillion yen, which is the mid-phase target, as well as implementing Strategic Property Replacements  (“SPRs”) for the purpose of enhancement of the portfolio quality and internal growth centering on “upside sectors” (sectors in which increases in rental revenues are expected, e.g., offices and retail facilities located  near stations).
As a part of the foregoing, NMF implemented the first step of SPRs (acquisition of 3 properties and disposition of 8 properties) disclosed as of March 29, 2016, and announced on May 9, 2016 the second step of SPRs (acquisition of 1 property from and disposition of 3 properties to NMF’s sponsor, Nomura Real Estate Development Co., Ltd.) by utilizing the Leasing Business Value Chain of Nomura Real Estate Group as well as the third step of SPRs (acquisition of 1 property from and disposition of 6 properties to third parties other than Nomura Real Estate Group). NMF has steadily promoted the enhancement of portfolio quality as above, and, following the implementation of these SPRs, its portfolio will consist of 253 properties with a total acquisition price of approximately JPY 795.4 billion.

TOP was listed on the REIT section of the Tokyo Stock Exchange on March 1, 2006 and commenced its management of a portfolio of 7 properties with a total acquisition price of approximately JPY 104.3 billion (including the NEC Head Office Building).  TOP was sponsored by The Sumitomo Trust and Banking Co., Ltd. (current Sumitomo Mitsui Trust Bank, Limited; “SMTB”), OJI REAL ESTATE CO., LTD. (“Oji”) and Nippon Steel City Produce, Inc. (current NIPPON STEEL KOWA REAL ESTATE CO., LTD.); “NSKRE”).  The key strategies of TOP have been “Optimal Application of the Sponsors’ Strengths” and “Skilled Management of Diversified Portfolio” in which office buildings, retail facilities and residences are the main investment targets, and TOP has grown its portfolio to 20 properties with a total acquisition price of approximately JPY 190.4 billion to date through broad investment opportunities and pursuing “stability” and “growth potential” of profitability through utilizing features of its unique asset classes.
For over 10 years of management, TOP has made efforts to acquire properties in a well-timed manner; however, due to the challenges encountered in steadily securing acquisition opportunities that would not be affected by changes in the real estate market, TOP was unable to achieve its asset scale target of JPY 210 billion, which had been indicated as the target size for its portfolio from the perspective of risk diversification since its listing.  Further, NSKRE withdrew as one of the sponsors in September 2012. With such a background, TOP has sought to invite potential sponsors in the developer category that have abundant property pipelines, aiming to secure growth potential for its portfolio and establish its stability in the future.

Under these circumstances, taking as an opportunity the establishment of NMF through the Previous Merger as a diversified type J-REIT sponsored by Nomura Real Estate Group, one of the leading general real estate developers in Japan, NMF and TOP have consulted with each other and considered the Merger since February 2016, as a measure to contribute to the growth of unitholders’ value in respect of each of NMF and TOP.
Through the Merger, NMF believes that it would be able to obtain a rare opportunity for external growth in the competitive real estate acquisition market and that, in addition, it is expected to obtain an increase in the investment ratio of the properties in upside sectors or located within Tokyo's five central wards, for which future internal growth can be expected.  Through the Merger, TOP believes that external growth is expected to be promoted in association with the reinforcement of the property pipeline sponsored by Nomura Real Estate Group, which is a general real estate developer, and that, in addition, the significant diversification of the portfolio will be achieved and thereby the improvement of income stability can be expected.  As stated above, the Investment Corporations reached the common understanding that the Merger is the best measure to contribute to the growth of unitholders’ value in respect of each of NMF and TOP and entered into the Merger Agreement today.

Through the Merger, the Investment Corporations believe that (i) NMF’s portfolio size after the Merger would reach JPY 933.1 billion and that NMF’s position as a top class diversified type J-REIT can be firmly established; (ii) in addition, stability of income would increase due to the improvement of  portfolio quality  as well as the improvement of risk tolerance; and (iii) both external and internal growth can be pursued by making use of Nomura Real Estate Group’s development capability, extensive know-how and brand.
The investment policy after the Merger follows NMF’s “Mid- to Long-term Management Strategy”, aiming for the growth of unitholders’ value by “securing stable medium- to long-term income” and “delivering steady portfolio growth” while continuously improving portfolio quality through the promotions of SPRs and seeking internal growth mainly in the upside sectors.

2.      Outline of the Merger

(1)        Schedule of the Merger
Board of directors meetings for approval of the Merger Agreement	(NMF/TOP)	May 26, 2016
Execution date of the Merger Agreement		May 26, 2016
Date of public notice of record date for general meeting of unitholders	(TOP)	May 27, 2016 (planned)
Record date for general meeting of unitholders	(TOP)	June 13, 2016 (planned)
Date of holding of general meeting of unitholders	(TOP)	July 28, 2016 (planned)
Date of delisting	(TOP)	August 29, 2016 (planned)
Effective date of Merger		September 1, 2016 (planned)
Date of corporate registration of Merger		Early September 2016 (planned)
NMF plans to implement the Merger under the Merger Agreement in accordance with the simplified merger procedures based on the provisions of Article 149-7, Paragraph 2 of the Act on Investment Trusts and Investment Corporations (Law No. 198 of 1951, as amended; the “Investment Trust Act”), without obtaining the approval of a general meeting of unitholders set forth in Paragraph 1 of the same Article.

(2)        Format of the Merger

The Merger will be implemented through an “absorption-type merger” (kyushu gappei) method under which NMF is to be the surviving corporation, and TOP is to be dissolved through the Merger.

(3)        Ratio of Allotment under the Merger

	NMF (surviving corporation)	TOP (absorbed corporation)
Ratio of Allotment	1	2.62
(Note 1)	Number of investment units of NMF to be issued as a result of merger: 461,120 units (planned)
(Note 2)
Fractions of less than one unit will be generated for the number of investment units to be allotted to the unitholders of TOP through the allotment of 2.62 units of NMF per unit of TOP. These fractional units will be sold through a market transaction in accordance with statutory provisions, and the proceeds from the sale will be delivered to the unitholders who hold fractions, in proportion to the size of their fractional holding.

(Note 3)
In addition to the above investment units, instead of cash distributions to the unitholders of TOP for TOP’s final fiscal period ending on the day immediately prior to the effective date of the Merger, NMF will, within a reasonable period after the effective date of the Merger, make a cash distribution to the unitholders listed or recorded on the final unitholders register of TOP as of the day immediately prior to the effective date of the Merger (excluding the unitholders of TOP who have demanded the purchase of their investment units pursuant to the provisions of Article 149-3 of the Investment Trust Act) (the “Allotted Unitholders”), in an amount equivalent to the cash distributions for the final fiscal period (the payment will be the amount of distributable profit of TOP as of the day immediately prior to the effective date of the Merger divided by the number of investment units that is obtained by deducting (a) the number of investment units held by the unitholders other than the Allotted Unitholders from (b) the number of investment units issued and outstanding of TOP, as of the day immediately prior to the effective date of the Merger (such calculated amount being rounded down to the nearest whole yen)).  The details will be announced once they are determined.

(4)        Amendment to the Articles of Incorporation of the Surviving Corporation

Currently, it is not planned to amend the Articles of Incorporation of NMF.

(5)        Major Conditions Precedent for the Merger

The Merger will be implemented on the basis that all of the following conditions as well as the other conditions set forth in the Merger Agreement are fully satisfied, and if any of such conditions are unsatisfied as of the day immediately prior to the effective date of the Merger or if it is proven that any of such conditions will not be satisfied by the day immediately prior to the effective date of the Merger, either of NMF and TOP may terminate the Merger Agreement by giving written notice to the other party prior to the effective date of the Merger.

●
It has been confirmed in a manner and substance reasonably satisfactory to NMF and TOP that the filing of a registration statement on Form F-4 is not required for the Merger under the U.S. securities laws.

●
With respect to both NMF and TOP, the procedures pursuant to applicable laws and regulations and the internal rules of NMF and TOP (with respect to TOP, including the approvals at the general meeting of unitholders of TOP), and obtaining permits and approvals as required to implement the Merger or the matters contemplated in connection with the Merger, have been completed.

●
Prior consent has been obtained from all of the financial institutions that have been providing loans to NMF and TOP, regarding the implementation of the Merger and the terms and conditions for the lending on and after the effective date of the Merger (with respect to loan agreements, including the countermeasures for the prevention of the occurrence of breaches of financial covenants, breaches of covenants, and events of default, attributable to the surviving corporation), and such consent has not been withdrawn by any of such financial institutions.

●
Prior consent has been obtained, regarding the implementation of the Merger, from counterparties of agreements, etc. under which NMF and TOP have been required to obtain such counterparties’ approvals regarding the implementation of the Merger.

●
The purchase and sale of the properties for which purchase and sale agreements had been executed prior to or on the execution date of the Merger Agreement has been already completed (or, if the closing date of such transaction is set on or after the effective date of the Merger, there is no specific likelihood that such transaction cannot be completed).

3.      Basis of Determination for the Merger Ratio and Related Items

(1)       Basis of Determination

For the purpose of determining the merger ratio to be adopted in the Merger, in view of ensuring fairness, NMF and TOP appointed a financial advisor for the Merger and requested each financial advisor to perform a financial analysis of the merger ratio.  NMF appointed Nomura Securities Co., Ltd. (“Nomura Securities”), and TOP appointed Daiwa Securities Co. Ltd. (“Daiwa Securities”).

Nomura Securities performed a financial analysis of the merger ratio for each of NMF and TOP, adopting (i) the average market investment unit price analysis, as investment units of each of NMF and TOP are respectively listed on Tokyo Stock Exchange, Inc. (“TSE”) and the market investment unit price is available, (ii) the comparable similar investment corporation analysis, as each of NMF and TOP has several comparable listed investment corporations and the investment unit value may be analogically inferred by the comparable similar investment corporation analysis, (iii) the discounted cash flow analysis (“DCF Analysis”) in order to reflect the future performance of business activity in the financial analysis, and (iv) the adjusted net asset value approach in order to reflect the effect on the market value and exchangeability into cash.  A summary of the financial analysis performed by Nomura Securities is as follows.

Financial Analysis Approach	NMF	TOP
Average market investment unit price analysis (reference date (i))	1	2.52 – 2.81
Average market investment unit price analysis (reference date (ii))	1	2.46 - 2.82
Comparable similar investment corporation analysis	1	2.00 – 3.68
DCF Analysis	1	2.57 – 2.96
Adjusted net asset value approach	1	2.55

Concerning the average market investment unit price analysis (reference date (i)), the financial analysis date is set as May 25, 2016 (“Reference Date (i)”) and the closing price on Reference Date (i) and the averages of the closing prices for the one-week, one-month, three-month and six-month periods up to the Reference Date (i) were employed.  In addition, concerning the average market investment unit price analysis (reference date (ii)), the financial analysis date is set as May 18, 2016 (“Reference Date (ii)”), which falls on the last trading date prior to the date on which a media report on the Merger based on speculation was made, and the closing price on the Reference Date (ii) and the averages of the closing prices for the one-week, one-month, three month and six-month periods up to the Reference Date (ii) were employed.  Please refer to (Note 1) at the end of this press release for more detailed information regarding the assumptions and disclaimers for the analysis of Nomura Securities.

In the future profit plan of NMF and TOP which Nomura Securities referred to as the basis for the DCF Analysis, there is no fiscal period in which a considerable increase or decrease in profits is expected.

Daiwa Securities performed a financial analysis of the merger ratio for each of TOP and NMF, adopting (i) the market investment unit price analysis, as investment units of the Investment Corporations are respectively listed on TSE and the market investment unit price is available, (ii) the comparable similar investment corporation analysis, as each of the Investment Corporations has several comparable listed similar investment corporations and the investment unit value may be inferred by the comparable similar investment corporation analysis, and (iii) the dividend discount model analysis (“DDM Analysis”)  in order to reflect the future performance of business activity in the financial analysis.   A summary of the financial analysis performed by Daiwa Securities is as follows.

Financial Analysis Approach	NMF	TOP
Market investment unit price analysis (reference date (i))	1	2.52 – 2.81
Market investment unit price analysis (reference date (ii))	1	2.47 – 2.82
Comparable similar investment corporation analysis	1	2.54 – 3.17
DDM Analysis	1	2.32 – 2.83

Concerning the market investment unit price analysis, the financial analysis date is set as May 25, 2016 (“reference Date (i)”), the date on which the report of merger ratio analysis was prepared, and May 18, 2016 (“reference Date (ii)”), which falls on the last trading date prior to the date on which a media report on the Merger based on speculation was made, and the closing price on each reference date, and the averages of closing prices for the one-month, three-month and six-month periods up to each reference date were employed.  Please refer to (Note 2) at the end of this press release for more detailed information regarding the assumptions and disclaimers for the analysis of Daiwa Securities.

In the future profit plan of TOP and NMF which Daiwa Securities referred to as the basis for the DDM Analysis, there is no fiscal period in which a considerable increase or decrease in profits is expected.

(2)       Factual Background to the Determination

After comprehensively taking into account the financial results, status of assets and liabilities, future prospects of the business, synergies to be created by the Merger and the results of the financial analysis conducted by the financial advisors for NMF and TOP and discussing and negotiating meticulously, NMF and TOP executed the Merger Agreement, as they determined the above mentioned merger ratio to be appropriate.

(3)       Relationship with the Financial Advisors

Neither Nomura Securities nor Daiwa Securities falls under the definition of an “Affiliated Party” of NMF or TOP as set forth in Article 67, Paragraph 4 of the Ordinance Regarding Calculation of the Investment Corporation (Cabinet Ordinance No. 47 of 2006, as amended) and has no significant interest to note in connection with the Merger.

(4)       Prospect of Delisting and Reasons Thereof

As outlined in 2. (2) above, it is expected that TOP will dissolve and the investment units issued by TOP will be delisted on August 29, 2016, which is three business days prior to the effective date of the Merger, in accordance with the Criteria for Delisting set forth by TSE.  Upon the Merger, the unitholders of TOP will be allotted new NMF investment units in proportion to the number of investment units they hold and thereby own NMF investment units, and NMF investment units are already listed on the TSE and will continue to be tradable on the TSE.

(5)       Measures to Secure Fairness

(i) Measures to Secure Fairness in the Course of Considering Pros and Cons of Merger and Merger Ratio

Neither NMF nor TOP holds any investment units of the other party and there are no capital ties between them.  In addition, there is no special capital relationship among Nomura Real Estate Asset Management Co., Ltd, (“NREAM”) which is the asset management company for NMF, Top REIT Asset Management Co., Ltd., (“TRAM”) which is the asset management company for TOP, and their shareholders, and they have no mutual material interest.  Accordingly, NMF and TOP have, on an arm’s length basis, agreed upon the execution of the Merger Agreement including the merger ratio after discussions and negotiations, as set forth in (2) above.

In addition, NMF and TOP have, respectively, in the course of considering the Merger, timely reported the status of the consideration to the board of directors of each investment corporation, which is constituted by one executive director and two supervisory directors, whose independence from an asset management company has been ensured under the Investment Trust Act.  Further, important matters to be considered are deliberated and approved by the board of directors of each investment corporation.

Furthermore, NMF has appointed Nagashima Ohno & Tsunematsu and TOP has appointed Mori Hamada & Matsumoto, as a legal advisor for the Merger, and NMF and TOP have respectively received advice on matters including the procedures for the Merger, the method and procedures for making decisions.

(ii) Measures to Secure Fairness in Determination of Merger Ratio

As described in items (1) through (3) above, NMF and TOP requested their respective financial advisors to conduct a financial analysis regarding the merger ratio. In determining the appropriate merger ratio, NMF and TOP considered various factors including the financial analyses conducted by their respective financial advisors.
In order to ensure the fairness of the Merger, NMF has retained Nomura Securities, which is an independent third party financial advisor, for its unitholders, and obtained a report of merger ratio analysis, in which analyses of allotment of units in the Merger were conducted from a financial viewpoint under certain assumptions. Given the above, the board of directors of NMF has determined that measures for ensuring the fairness of the Merger were adequately implemented.
In order to ensure the fairness of the Merger, TOP has retained Daiwa Securities, which is an independent third party financial advisor, for its unitholders, and obtained a report of merger ratio analysis, in which analyses of allotment of units in the Merger were conducted from a financial viewpoint under certain assumptions.  Given the above, the board of directors of TOP has determined that measures for ensuring the fairness of the Merger were adequately implemented.

It should be noted that neither of NMF nor TOP obtained a fairness opinion from the relevant financial advisor to the effect that the merger ratio is financially suitable for each unitholder of each investment corporation.

4.      Overview of Parties Involved in the Merger

	Surviving Corporation		Absorbed Corporation
(1) Name	Nomura Real Estate Master Fund, Inc.		Top REIT, Inc.
(2) Location	8-5-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo		1-3-7 Yaesu, Chuo-ku, Tokyo
(3) Name of Executive Director	Satoshi Yanagita		Junichi Sahara
(4) Unitholders’ Capital	161,120 million yen		91,143 million yen
(5) Date of Incorporation	October 1, 2015		November 2, 2005
(6) Total Number of Investment Units Issued and Outstanding	3,722,010 units		176,000 units
(7) End of Fiscal Periods	February and August		April and October
(8) Main Assets under Management	Real estate, and real estate trust beneficiary interest		Real estate, and real estate trust beneficiary interest
(9) Main Financing Banks
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Sumitomo Mitsui Banking Corporation
Mitsubishi UFJ Trust and Banking Corporation
Mizuho Bank, Ltd.
Development Bank of Japan Inc.
Sumitomo Mitsui Trust Bank, Ltd.
Sumitomo Mitsui Trust Bank, Ltd. Mizuho Bank, Ltd. Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation
(10) Major Unitholders and their Unitholdings ratios	Japan Trustee Services Bank, Ltd. (trust account)	25.60%	Japan Trustee Services Bank, Ltd. (trust account)	21.08%
	The Master Trust Bank of Japan, Ltd. (trust account)	7.18%	The Master Trust Bank of Japan, Ltd. (trust account)	8.24%
	Trust & Custody Services Bank, Ltd. (securities investment trust account)	7.14%	Trust & Custody Services Bank, Ltd. (securities investment trust account)	3.98%
	Nomura Real Estate Development Co., Ltd.	5.66%	The Nomura Trust and Banking Co., Ltd. (investment trust account)	2.78%
	The Nomura Trust and Banking Co., Ltd. (investment trust account)	3.42%	Sumitomo Mitsui Trust Bank, Ltd.	1.80%
(11) Name of Asset Management Company	Nomura Real Estate Asset Management Co., Ltd.		Top REIT Asset Management Co., Ltd.
(12) Location of Asset Management Company	8-5-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo		1-3-7 Yaesu, Chuo-ku, Tokyo
(13) Name and Post of Representative of Asset Management Company	Norio Ambe President & Chief Executive Officer		Tatsuya Chiba President and Representative Director

(14) Relationship Among Parties Involved
Capital Ties	There is no capital tie requiring special mention among the parties involved in the Merger and their asset management companies.
Personnel Ties	There is no personnel tie requiring special mention among the parties involved in the Merger and their asset management companies.
Business Ties	There is no business tie requiring special mention among the parties involved in the Merger and their asset management companies.
Status of Classification as Affiliated Party	Neither of the parties involved in the Merger nor their asset management companies fall under affiliated parties.

(15)       Finance Results in Most Recent Three Fiscal Periods

(i) NMF (Unit: million yen, unless otherwise stated)

Fiscal Period Ended	-	-	February 2016
Operating Revenue	-	-	24,313
Operating Income	-	-	6,483
Ordinary Income	-	-	4,050
Net Income	-	-	4,048
Net Income per Unit (yen)	-	-	1,087
Dividend per Unit (yen)	-	-	2,219
Net Assets per Unit (yen)	-	-	128,318
Net Assets	-	-	477,601
Total Assets	-	-	928,297

(Note)
As the date of incorporation of NMF is October 1, 2015 and its first fiscal period is the fiscal period ended February 29, 2016, there are no descriptions regarding the finance results during fiscal periods prior to the fiscal period ended February 29, 2016.  In addition, the fiscal period ended February 29, 2016 covers a period of 152 days, which commenced from October 1, 2015 and ended on February 29, 2016.

(ii) TOP (Unit: million yen, unless otherwise stated)

Fiscal Period Ended	October 2014	April 2015	October 2015
Operating Revenue	5,792	5,612	5,368
Operating Income	2,563	2,472	2,210
Ordinary Income	1,955	1,891	1,654
Net Income	1,954	1,831	1,674
Net Income per Unit (yen)	11,107	10,408	9,513
Dividend per Unit (yen)	11,107	9,680	9,761
Net Assets per Unit (yen)	529,095	528,400	528,278
Net Assets	93,120	92,998	92,976
Total Assets	200,551	189,737	189,568

5.      Post-Merger Status

(1)       Status of Surviving Corporation

Surviving Corporation
(1) Name	Nomura Real Estate Master Fund, Inc.
(2) Location	8-5-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo
(3) Name of Executive Director	Satoshi Yanagita
(4) Unitholders’ Capital	TBD (yet to be determined at this stage)
(5) End of Fiscal Periods	February and August
(6) Net Assets	TBD (yet to be determined at this stage)
(7) Total Assets	TBD (yet to be determined at this stage)
(8) Name of Asset Management Company	Nomura Real Estate Asset Management Co., Ltd.
(9) Location of Asset Management Company	8-5-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo
(10) Name and Post of Representative of Asset Management Company	President & Chief Executive Officer, Norio Ambe

(2)       Major Unitholders and their Unitholding Ratios Before and After Merger

Before Merger
NMF (as of February 29, 2016)		TOP (as of April 30, 2016)
Japan Trustee Services Bank, Ltd. (trust account)	25.60%	Japan Trustee Services Bank, Ltd. (trust account)	21.08%
The Master Trust Bank of Japan, Ltd. (trust account)	7.18%	The Master Trust Bank of Japan, Ltd. (trust account)	8.24%
Trust & Custody Services Bank, Ltd. (securities investment trust account)	7.14%	Trust & Custody Services Bank, Ltd. (securities investment trust account)	3.98%
Nomura Real Estate Development Co., Ltd.	5.66%	The Nomura Trust and Banking Co., Ltd. (investment trust account)	2.78%
The Nomura Trust and Banking Co., Ltd. (investment trust account)	3.42%	Sumitomo Mitsui Trust Bank, Limited	1.80%
STATE STREET BANK WEST CLIENT - TREATY 505234	2.53%	NIPPON STEEL KOWA REAL ESTATE CO., LTD.	1.80%
STATE STREET BANK - WEST PENSION FUND CLIENTS - EXEMPT 505233	1.65%	OJI REAL ESTATE CO., LTD.	1.80%
THE BANK OF NEW YORK, NON – TREATY JASDEC ACCOUNT	1.24%	STATE STREET BANK AND TRUST COMPANY 505223	1.52%
SIX SIS FOR SWISS NATIONAL BANK	1.03%	STATE STREET BANK - WEST PENSION FUND CLIENTS - EXEMPT 505233	1.29%
NOMURA BANK (LUXEMBOURG) S. A.	0.94%	The Asahi Fire And Marine Insurance Company, Limited	1.14%

After Merger (simple sum after taking into account the merger ratio)
Japan Trustee Services Bank, Ltd. (trust account)	25.10%
The Master Trust Bank of Japan, Ltd. (trust account)	7.29%
Trust & Custody Services Bank, Ltd. (securities investment trust account)	6.79%
Nomura Real Estate Development Co., Ltd.	5.04%
The Nomura Trust and Banking Co., Ltd. (investment trust account)	3.35%
STATE STREET BANK WEST CLIENT - TREATY 505234	2.42%
STATE STREET BANK - WEST PENSION FUND CLIENTS - EXEMPT 505233	1.61%
THE BANK OF NEW YORK, NON – TREATY JASDEC ACCOUNT	1.10%
SIX SIS FOR SWISS NATIONAL BANK	0.93%
NOMURA BANK (LUXEMBOURG) S. A.	0.93%

(Note)
The major unitholders and their unitholding ratios after the Merger are calculated based on the number of investment units assuming that the investment units of NMF will be allotted in accordance with “2. Outline of the Merger; (3) Ratio of Allotment under the Merger” above on the premise of the major unitholders’ unitholding ratios before the Merger above.

(3)       Asset Management Agreement

After the Merger, NMF is to keep effective the asset management agreement with NREAM to which NMF currently entrusts its asset management, and continue to entrust the business concerning the management of the assets.  For the avoidance of doubt, the relevant asset management agreement is not scheduled to be amended.  In addition, TOP is scheduled to terminate the asset management agreement with TRAM on the effective date of the Merger on the condition that the Merger becomes effective, upon obtaining approval of the general meeting of unitholders of TOP.

        (4)       Investment Policy

The investment policy of NMF, which is the surviving corporation, is not scheduled to be amended from that described in “(Reference) SUMMARY OF FINANCIAL RESULTS (REIT) For the 1st Fiscal Period Ended February 29, 2016” as of April 14, 2016.

(5)       Agreement with Sponsors, Etc.

The agreement entered into by and between NMF and its sponsors etc. as of the date of this press release is not scheduled to be amended.

The agreement for provision of information on real estate entered into by and between TOP and Oji, the agreement for provision of information about brokerage properties entered into by and between TOP and SMTB, and the agreement for provision of warehousing function entered into by and among TOP and the both above companies are scheduled to be terminated in connection to the Merger.

In addition, the asset custody agreement and each general administration agreement entered into by and between TOP and SMTB are scheduled to be terminated in connection to the Merger.

Meanwhile, today, NREAM and SMTB have entered into a memorandum of understanding concerning leasing support etc., which will become effective as of the effective date of the Merger, on the condition precedent that the Merger becomes effective.  Pursuant to the memorandum of understanding, SMTB shall continue to cooperate on the new leasing of the properties.  Further, concerning Akasaka Oji Building, Ginza Oji Building and Sagamihara Shopping Center, after the Merger, Oji is expected to continue its property management service.

6.     Overview of Accounting

The Merger constitutes an acquisition as provided in the Accounting Standard for Business Combinations (Accounting Standards Board of Japan Statement No. 21; revised on September 13, 2013) and is premised on the purchase method being applied, whereby NMF is the corporation acquiring, and TOP is the corporation to be acquired.  Furthermore, positive goodwill is expected to result from the Merger, and the amount is provisionally estimated to be JPY 23,460 million at this stage.

In addition, positive goodwill will be recorded as assets and be regularly amortized using the straight-line method for twenty years.  The amortization costs will vary for accounting and tax treatment (account and tax discrepancy) and will be a cause for the imposition of taxation such as corporation tax; however, NMF will avoid such taxation through the distribution of cash in excess of net income for the purpose of tax reduction throughout the amortization period of positive goodwill.

7.     Future Outlook

For the forecasts of the management performance after the Merger, please refer to the press release of today, “Notice concerning Forecasts of Financial Results for the Fiscal Period Ending February 28, 2017 following the Merger between Nomura Real Estate Master Fund, Inc., and Top REIT, Inc.”

The impact of the execution of the Merger Agreement on the finance results for NMF’s fiscal period ending August 2016 (from March 1, 2016 to August 31, 2016) is expected to be minimal.  Thus, no changes have been made to such finance results forecasts.

The impact of the execution of the Merger Agreement on the finance results for TOP’s fiscal period ended April 2016 (from November 1, 2015 to April 30, 2016) and fiscal period ending October 2016 (from May 1, 2016 to October 31, 2016) is expected to be minimal.  In addition, as described in “Notice concerning Disposition of Trust Beneficiary Interest in Real Estate in Japan ( Kojima×Bic Camera Kashiwa Store)” separately announced by TOP as of today, the trust beneficiary interests in Kojima×Bic Camera Kashiwa Store that TOP owns has been decided today to be sold, and with respect to the impact of the execution of the such sale on the finance results for TOP, please refer to the above mentioned press release.

The forecasts for finance results for TOP’s final fiscal period and the cash distribution on merger, when the Merger is approved by the general meeting of unitholders of TOP, is not known at this stage, and will be announced upon determination.

(Note 1)
Nomura Securities has generally used the information provided by NMF and TOP and the publicly available information, in order to conduct the merger ratio analysis.  Nomura Securities has not conducted any independent verification on the accuracy or completeness of the materials and information, but rather has assumed that all such materials and information are accurate and complete.  In addition, Nomura Securities has not made any independent valuation, appraisal or assessment of the assets or liabilities (including the off-balance-sheet assets and liabilities, or any other contingent liabilities) of NMF and TOP.  Nomura Securities has not appointed any third-party institution for any such valuation, appraisal or assessment.  Further, Nomura Securities has assumed that the financial projections (including profit plan and other information) provided by NMF and TOP have been prepared in a reasonable manner on the basis of the best estimates and judgment currently available by the management of NMF and TOP.

(Note 2)
In analyzing the merger ratio, Daiwa Securities has assumed that all of the information under analysis and consideration (including, but not limited to, the information provided by TOP and NMF and the publicly available information) was accurate and complete, and shall not bear the obligation to verify the accuracy or completeness of such information.  In analyzing the merger ratio, Daiwa Securities did not make any independent valuation, appraisal or assessment of all of the assets or liabilities (including, but not limited to, derivative financial instruments, off-balance-sheet assets or liabilities, or any other contingent liabilities) of TOP and NMF, including analysis and valuation of their individual assets and liabilities, nor shall Daiwa Securities bear the obligation to request a third-party institution for any such valuation, appraisal or assessment.  In analyzing the merger ratio, Daiwa Securities has assumed that the financial forecasts provided by TOP and NMF have been prepared on the reasonable premises on the basis of the best currently available estimates and judgments of the respective managements of TOP and NMF, and shall not bear the obligation to verify the accuracy and viability of the relevant financial forecasts.

EXHIBIT 2

Notice Concerning Forecasts of Financial Results for the Fiscal Period Ending February 28, 2017 following the Merger between Nomura Real Estate Master Fund, Inc., and Top REIT, Inc.

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign investment corporation. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign investment corporation or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign investment corporation and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

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[For Translation Purposes Only]

May 26, 2016

For Immediate Release
To Whom It May Concern

Issuer of Real Estate Investment Trust Securities:
Nomura Real Estate Master Fund, Inc.
5-1, Nishi-Shinjuku 8-chome, Shinjuku-ku, Tokyo
Securities Code: 3462
Satoshi Yanagita, Executive Director

Asset Management Company:
Nomura Real Estate Asset Management Co., Ltd.
Norio Ambe, President & Chief Executive Officer
Inquiries:
Ken Okada
Director and Managing Executive Officer
TEL. +81-(0)3-3365-8767

Issuer of Real Estate Investment Trust Securities:
Top REIT, Inc.
3-7, Yaesu 1-chome, Chuo-ku, Tokyo
Securities Code: 8982
Junichi Sahara, Executive Officer

Asset Management Company:
Top REIT Asset Management Co., Ltd.
Tatsuya Chiba, President and Representative Director
Inquiries:
Mitsuru Akashi
Director, General Manager Financial Division
TEL. +81-(0)3-3243-2181

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Notice Concerning Forecasts of Financial Results
for the Fiscal Period Ending February 28, 2017 following the Merger between Nomura Real Estate Master Fund, Inc., and Top REIT, Inc.

As described in “Notice Concerning Execution of Merger Agreement by and between Nomura Real Estate Master Fund, Inc., and Top REIT, Inc.” which was made public today by Nomura Real Estate Master Fund, Inc. (“NMF”) and Top REIT, Inc. (“TOP”; and collectively with NMF referred to as the “Investment Corporations” hereinafter), the Investment Corporations respectively determined at their respective board of directors meetings held today to implement an absorption-type merger, with NMF as the surviving corporation and TOP as the absorbed corporation (the “Merger”) with the effective date being September 1, 2016, and have entered into a merger agreement dated today.  Consequently, the Investment Corporations announced today the forecasts of the financial results for the fiscal period ending February 28, 2017 (September 1, 2016 to February 28, 2017) of NMF, the surviving corporation after the Merger. The forecasts are summarized as follows.

	Operating Revenues (Millions of Yen)	Operating Profit (Millions of Yen)	Ordinary Income (Millions of Yen)	Net Income (Millions of Yen)	Distribution Per Unit (Excluding Distribution in Excess of Net Income) (Yen)	Distribution in Excess of Net Income Per Unit (Yen)	Total Distributions Per Unit (Including Distribution in Excess of Net Income) (Yen)
Fiscal Period Ending February 28, 2017 (Third Fiscal Period)	34,493	10,912	8,245	8,244	1,872	1,032	2,904
(Reference)
Anticipated total number of investment units as of the end of the fiscal period:  4,183,130 units
Anticipated net income per unit:  1,970 yen

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[Notes]

1.	The fiscal period for NMF is from March 1 to the end of August and September 1 to the end of February of the following year, and will not be changed after the Merger.

2.
The forecasts presented in this document are calculated as of today, based on the assumptions set forth in the attached “Assumptions for Forecasts of the Financial Results for the Fiscal Period Ending February 28, 2017 (Third Fiscal Period)” as an exhibit.  The actual operating revenues, operating profit, ordinary income, net income, distributions per unit or other items may differ due to future acquisition or disposition of properties, changes in the real estate market, and other factors affecting NMF.  The Investment Corporations do not guarantee the amount of distributions stated above.

3.
In these forecasts, goodwill from the Merger is provisionally estimated to be 23,460 million yen and the goodwill is scheduled to be accounted as assets and amortized using the straight-line method over 20 years on a regular basis, premised on the adoption of the Accounting Standards for Business Combinations (Accounting Standards Board of Japan Statement No. 21, as amended on September 13, 2013 (the “Business Combination Accounting Standards”)). The actual amount of goodwill may differ from the amount stated above.  Please refer to “Amortization of goodwill” in the attached “Assumptions for Forecasts of the Financial Results for the Fiscal Period Ending February 28, 2017 (Third Fiscal Period)” as an exhibit for details.

4.
Distribution in excess of net income per unit consists of distribution of the reserve for temporary difference adjustments and any other distribution in excess of net income (the “Other Distribution in Excess of Net Income”). It is assumed that, in respect of 1,032 yen of distribution in excess of net income per unit for the fiscal period ending February 28, 2017 (Third Fiscal Period), the distribution of the reserve for temporary difference adjustments is expected to be 655 yen and the Other Distribution in Excess of Net Income is expected to be 377 yen.  For your reference, the distribution of the reserve for temporary difference adjustments is treated as dividends for tax purposes and is subject to withholding.  In addition, the Other Distribution in Excess of Net Income falls under a return of capital for tax purposes, and in principle, the large part of such amount is treated as the amount of income generated from transfer of investment units (some part may be treated as deemed dividend).

5.	The forecasts may be revised if a certain variance from the forecasts mentioned above is expected.

6.	Amounts less than the stated units are rounded down.

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[Exhibit]
Assumptions for Forecasts of the Financial Results for the Fiscal Period
Ending February 28, 2017 (Third Fiscal Period)

Item	Assumptions
Calculation period	● Third Fiscal Period: September 1, 2016 to February 28, 2017
Assets under management
●  In addition to 252 properties currently held by NMF as of today, it is assumed that (i) NMF will succeed 19 properties on September 1, 2016, the effective date of the Merger, out of the properties held by TOP as of today, which excludes Kojima × BIC Camera, Kashiwa store which will be sold on August 25, 2016; and (ii) NMF will acquire Landport Kashiwa Shonan II (the “Asset to be Acquired”) on September 1, 2016, as stated in the “Notice Concerning Property Acquisition and Disposition” released as of May 9, 2016.

●  Other than the foregoing, it is assumed that there will be no changes in assets under management (new property acquisitions or sales of portfolio properties) through the end of the Fiscal Period Ending February 28, 2017 (Third Fiscal Period).

●  The forecasts may be revised due to actual changes in the portfolio or other reasons.

Operating revenues
●  Rental revenues are estimated based on the tenant trends, competitive properties located in adjacent areas, and the real estate  market conditions, among other factors, and assume that there are no arrears and nonpayment cases.

Operating expenses (excluding amortization of goodwill)
●  In respect of real estate rental expenses, which constitute the principal component of operating expenses, expenses other than depreciation and amortization are calculated based on the historical data reflecting factors that may cause expenses to fluctuate.

●  ¥16,123 million is estimated for real estate rental expenses.

●  It is estimated that ¥3,019 million of property and other tax will be recorded as real estate rental expenses.  In general, the fixed asset taxes and urban planning taxes of the Asset to be Acquired are divided between the seller and the purchaser on a pro-rata basis based on holding period and settled at the time of acquisition, and such taxes are deemed as acquisition costs and are not included in the expenses.

●  ¥3,080 million of property management costs is estimated to be recorded as real estate rental expenses.

●  Expenses for repairs and maintenance required for each fiscal period are calculated as real estate rental expenses, based on the mid-to-long term repair plans each of the asset management companies of NMF and TOP has respectively established.  However, the actual expenses for repairs and maintenance for the relevant fiscal period may differ significantly from the estimates due to expenses for urgent repair on damages to a building caused by events difficult to foresee, and the tendency for significant fluctuation in amounts year by year or expenses for certain types of repair not required periodically.

●  ¥4,783 million of depreciation is estimated to be recorded as real estate rental expenses.  However, the book values of the properties that will be succeeded to NMF from TOP as of the effective date of the Merger are not fixed and may be revised.

●  Merger expenses are estimated to be ¥1,377 million.

●  Other operating expenses (including fees payable to the asset management company, the custodian of assets and the general  administrators) are estimated to be ¥4,924 million.

Amortization of goodwill
●  Goodwill is expected to accrue upon the Merger and will be accounted as assets and amortized using the straight-line method over 20 years on a regular basis pursuant to the Business Combination Accounting Standards.  Currently, the amount of goodwill accrued upon the Merger is provisionally estimated to be ¥23,460 million.  Such amount is calculated on the assumption that NMF will succeed the assets (¥149,773 million in total) and liabilities (¥97,749 million in total) from TOP, the acquiree under such accounting standards, and the acquisition cost of the merger will be ¥75,485 million (calculated based on the closing price (¥163,700) of the investment unit of NMF, the acquirer under such accounting standards, on May 20, 2016, which will be allotted as the consideration for the acquisition).  However, the amount of goodwill is not fixed and may be subject to changes.

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●  The amount of amortization of goodwill is estimated to be ¥2,533 million, which is calculated by totaling (i) amortization expenses (¥1,946 million) for the goodwill held by NMF (¥76,252 million) as of the end of the first fiscal period, and (ii) amortization expenses (¥586 million) for the goodwill accrued upon the Merger (¥23,460 million).

●  Amortization of goodwill is an item that causes a difference between accounting and tax treatment and may result in the imposition of corporation tax or other tax.  NMF intends to make distributions in excess of net income for the purpose of tax relief during the goodwill amortization period, and it is expected that NMF will be able to avoid such taxation.

Non-operating expenses	● Interest expenses and other borrowing related expenses are estimated to be ¥2,658 million.
Interest-bearing liabilities
●  As of today, the outstanding interest-bearing liabilities of NMF are ¥401,043 million, consisting of the amount of ¥368,543 million of outstanding borrowings and the amount of ¥32,500 million of investment corporation bonds (including short term investment corporation bonds).

●  In addition to the above, it is assumed that NMF will succeed ¥90,185 million of the outstanding interest-bearing liabilities of TOP as of today.

●  Of the portions of the borrowings (¥66,424 million) that will become due and payable by the end of the Fiscal Period Ending February 28, 2017 (Third Fiscal Period), it is assumed that NMF will repay ¥2,181 million by using cash on hand, and refinance the entire remaining amount through borrowings.  While portions of the investment corporation bonds will reach maturity by the end of the same fiscal period (in the amount of ¥5,000 million in total), it is assumed that NMF will redeem such bonds through the funds raised by borrowings or other funding methods.

●  It is assumed that NMF will conduct new borrowings (¥10,000 million) as of September 1, 2016, for the funds for the acquisition of the Asset to be Acquired.

●  It is assumed that, through the end of the Fiscal Period Ending February 28, 2017 (Third Fiscal Period), there will be no changes in the amount of the outstanding interest-bearing liabilities, other than as stated above.

Investment units
●  It is assumed that, in addition to the 3,722,010 investment units of NMF issued and outstanding as of today, NMF will issue 461,120 new investment units due to the Merger and the total number of investment units will be 4,183,130.

●  The number of new investment units to be issued by NMF due to the Merger is currently not fixed and will be changed due to rounding or other factors.

●  Other than the above, it is assumed that no additional investment units will be issued through the end of the Fiscal Period Ending February 28, 2017 (Third Fiscal Period).

Distributions per unit
●  Distribution per unit is calculated according to the NMF’s distribution policy outlined in its Articles of Incorporation.

●  NMF expects that it will record the deferred loss on hedge of the interest rate swap in respect of its transactions in the amount of ¥2,867 million as the valuation and conversion adjustments, etc., for the fiscal period ending February 28, 2017 (Third Fiscal Period), the same amount as the first fiscal period.  Also, the deferred loss on hedge of TOP to be succeeded through the Merger is expected to be ¥412 million, and the distribution per unit (excluding the distribution in excess of net income) is calculated by deducting said amounts from the distributable amount.

●  Distribution per unit may vary due to various factors, including changes in the investment portfolio, changes in rent income caused by tenant replacements, and unforeseen repairs.

Distribution in excess of net income per unit
●  The amount of distribution in excess of net income is estimated on the assumption that, for the purpose of tax relief, NMF will distribute the amount equivalent to the total amount of the amortization of goodwill and any other items that will cause a difference between accounting and tax treatment, and may result in the imposition of corporation tax or other tax.  In order to alleviate the impact of the amortization of goodwill and other merger related expenses (the “Merger Expenses”) on distributions, the above estimate is based on the assumption that, if the total amount of the difference between accounting and tax treatment for the relevant fiscal period is less than the Merger Expenses, NMF will make a distribution in excess of net income by adding such amount, up to the amount of the Merger Expenses, within the limit as prescribed by the regulations of the Investment Trusts Association, Japan (the “Investment Trusts Association Japan Regulations”); (i) with respect to the amount of the distribution equal to the increase of the reserve for temporary difference adjustments, the entire amount thereof and (ii) with respect to the amount of the distribution equal to the Other Distribution in Excess of Net Income (i.e., ordinary distribution in excess of net income), the amount equivalent to 60/100 of the total amount of the depreciation and amortization recorded as of the end of the relevant fiscal period less the total amount of the depreciation and amortization recorded as of the end of the immediately preceding fiscal period).

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● It is assumed that in respect of the ¥1,032 distribution in excess of net income per unit for the Fiscal Period Ending February 28, 2017 (Third Fiscal Period), the distribution of the reserve for temporary difference adjustments is expected to be ¥655 and the Other Distribution in Excess of Net Income is expected to be ¥377.

Others
● It is assumed that there will be no amendments in legislation, taxation, accounting principles, listing requirements, the Investment  Trusts Association Japan Regulations or other laws or regulations that would affect the above forecasts.

● It is assumed that there will be no material changes in general economic conditions and real estate markets.

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